Filed by Churchill Capital Corp IV

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp IV

Commission File No. 001-39408

Peter Rawlinson on CNBC Squawk Box

Interview with Peter Rawlinson and Andrew Ross Sorkin

June 22, 2021

Andrew Ross Sorkin (ARS): Our next guest happens to be the CEO of one of the largest SPAC deals of the year, Lucid merging with Michael Klein’s Churchill Capital SPAC. Shares of the blank check company, they are down more than 50% since that merger was announced back in February. Joining us right now though first on a CNBC interview from a brand new showroom in New York City is Lucid’s CEO and CTO Peter Rawlinson. Peter it is great to see you. I have seen that showroom, I have now walked around it. It is a remarkable thing and I know that you have a vehicle right behind you that is, I should say on sale, we should talk about deliveries in a second but on sale. It is nice to see you Peter.

Peter Rawlinson (PR): It is nice to see you Andrew and great that you could actually see this in person this is an awesome new studio which we are opening here this week in the Meatpacking District of Manhattan. Invite everyone to come and see this car in its natural setting in this beautiful new studio in Manhattan.

ARS: I’ve so many questions to ask you about the vehicle behind, you about deliveries, about capital expenditures and the like, but I don’t know if you could hear us on the way into this segment Leslie was talking about the spate of SPACs. A number of which have fallen in terms of valuation, including Lucid’s before the de-SPAC, and I’m curious how you think investors should think about that and how investors should think more broadly about the valuations of EV companies?

PR: I think the real differentiator here, the long term value proposition of Lucid is our technology, our underlying technology. Behind me we have the Lucid Air here. This is the first electric car which will achieve over 500 miles range. And it’s going to do that through the prowess of Lucid’s in house technology. Vertically integrated technology and vertically integrated manufacturing capabilities. And that’s what differentiates us from others who don’t have the technology and the long term value of Lucid is in its tech.

ARS: More broadly though we’ve even seen the shares of tesla be challenged over the past several months. What do you make of the way the market is valuing EVs?

PR: I think there’s a recognition, a cognizant, widespread acknowledgement, finally that EVs are the future. And the pendulum is finally going to swing now and one or two of the remaining doubts, really which are restricting the widespread adoption of electrification are range anxiety and cost of entry. Now, with range anxiety we’ve addressed that with the Lucid Air. Over 500 miles range we can replace range anxiety with range confidence. The other thing is we have the most efficient car with the most efficient technology, in the world. Which enables us to go up to 4.5 miles per kilowatt hour and that efficiency will drive down the cost of future models. And that’s what I’m particularly interested in, that’s my passion, to mass industrialize electric cars through ultra-high technology.

ARS: Peter, all that technology is very very exciting, but I just go back to the valuation issue which is I think that investors are trying to grapple with what and what kind of multiple they should be assigning and how they should be valuing these companies. Tesla obviously has a remarkable valuation that effectively means that it is bigger by market cap than if you were to combine almost, almost all of the current carmakers together. The question is, you know, you look at the valuation of your company, you look at the valuation of others, there's a lot more competition in this space.

Do you think that investors should be using the valuations of some of the older car company models, the closer classic companies: the Volkswagens, the General Motors of the world? Should they be, should they be looking at a Tesla when they look at you what, what do you think is the appropriate way to think about it?

PR: It's a fascinating point you raise. I mean, Tesla's commanding its valuation as future looking. And also because it is in a preeminent position, it is the preeminent technology company in the EV field. That's why it commands such a high market cap, and there's now going to be two runners in that race. Lucid is going to join as a new force in EV technology. And that puts the US in an incredibly healthy position, having two front running EV tech companies in Tesla and Lucid, and I think it's, again, it's the technology that justifies those valuations. It's no longer the commodity valuation of how many cars you build that determines the value of a company. It's the technology and the future potential of that tech; and our tech has got the future potential, to truly mass industrialize electric cars.

ARS: Peter though, how do you think that about a General Motors? They're aiming to produce, I'm looking here, about by 2035. They want to have 30 new plug-in models arriving and 30 new plug-in models arriving by 2025, and they plan to make a $35 billion investment.

PR: Well, I really welcome what GM is doing and that commitment. But let's see how successful they are in implementing that. You know, there's no such thing really as a market for electric cars. People often say, oh gosh, that market is being saturated. There's a market for cars, and the more and better electric cars that come along, the more the penetration into the car market will be occupied by EVs. And that's why I welcome the competition. Particularly Mercedes is coming now with the EQS, this is great because Lucid Air can be compared at the top table with the manufacturer that invented the car, Mercedes Benz, with the best offering from Stuttgart, and we, there's always room at the top, it's mighty crowded down below.

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ARS: Right. Peter, you've said that you plan to put vehicles into production in the second half of the year. The second half of the year begins next month. So, what's it look like right now for you?

PR: Well, we achieved a landmark, red letter day last Friday. We started building our quality validation run, production run of cars. We've completed our pre-production run very successfully. And last Friday, June 18th, the last working day of spring, we commenced our quality validation build at our state of the art factory in Arizona. There's a big difference here, Andrew, the quality validation build cars are the cars which ultimately we will sell directly to customers, once we've got the quality right and that build is currently underway. This is a big step forward in our mission to industrialize Lucid Air.

ARS: You've said that you plan to deliver 577 vehicles, this year you have 10,000 plus reservations, are you on schedule?

PR: Absolutely we're bang on schedule. And as soon as the quality is right, we're on schedule to release those cars, what I believe will be the best car in the world to proud new owners in the second half of this year. We're absolutely on track for that.

ARS: And I said, plus 10,000 plus reservations. What are the reservations looking like right now?

PR: Over 10,000 and growing. It's very heartening, and we're responding to the uptake and increasing demand for Lucid by accelerating. We're accelerating $350 million worth of investments, bringing that forward to get better vertical integration in our plants throughout ‘22 and ‘23. We're also announcing an additional 6 to 7% overall investment in our plan in our business plan, between 2021 and 2026. And with that money, we'll be able to accelerate the growth of the company, secure and de-risk the risk factors, and also provide greater flexibility in terms of our mix of products. We're going to incorporate an extra 2.7 million square feet into our factory, by the end of 2023. I'm very bullish about the future that this secures.

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IMPORTANT LEGAL INFORMATION

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to shareholders of Churchill Capital Corp IV (“CCIV”) for their consideration. CCIV has filed a registration statement on Form S-4 (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to CCIV’s shareholders in connection with CCIV’s solicitation for proxies for the vote by CCIV’s shareholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Lucid’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been declared effective, CCIV will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. CCIV’s stockholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with CCIV’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed transactions, because these documents contain or will contain important information about CCIV, Lucid and the proposed transactions. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by CCIV, without charge, at the SEC's website located at www.sec.gov or by directing a request to CCIV.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

CCIV, Lucid and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from CCIV’s shareholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CCIV’s shareholders in connection with the proposed transactions is set forth in CCIV’s proxy statement/prospectus included in the Registration Statement. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid, CCIV and other companies, which are the property of their respective owners.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and operational metrics, projections of market opportunity, market share and product sales, expectations and timing related to commercial product launches, including the start of production and launch of the Lucid Air and any future products, the performance, range, autonomous driving and other features of the Lucid Air, future market opportunities, including with respect to energy storage systems and automotive partnerships, future manufacturing capabilities and facilities, future sales channels and strategies, future market launches and expansion, potential benefits of the proposed business combination and PIPE investment (collectively, the “proposed transactions”) and the potential success of Lucid’s go-to-market strategy, and expectations related to the terms and timing of the proposed transactions. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lucid’s and CCIV’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lucid and CCIV. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transactions or that the approval of the shareholders of CCIV or Lucid is not obtained; the outcome of any legal proceedings that may be instituted against Lucid or CCIV following announcement of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions; risks relating to the uncertainty of the projected financial information with respect to Lucid, including conversion of reservations into binding orders; risks related to the timing of expected business milestones and commercial launch, including Lucid’s ability to mass produce the Lucid Air and complete the tooling of its manufacturing facility; risks related to the expansion of Lucid’s manufacturing facility and the increase of Lucid’s production capacity; risks related to future market adoption of Lucid’s offerings; the effects of competition and the pace and depth of electric vehicle adoption generally on Lucid’s future business; changes in regulatory requirements, governmental incentives and fuel and energy prices; Lucid’s ability to rapidly innovate; Lucid’s ability to deliver Environmental Protection Agency (“EPA”) estimated driving ranges that match or exceed its pre-production projected driving ranges; future changes to vehicle specifications which may impact performance, pricing, and other expectations; Lucid’s ability to enter into or maintain partnerships with original equipment manufacturers, vendors and technology providers; Lucid’s ability to effectively manage its growth and recruit and retain key employees, including its chief executive officer and executive team; Lucid’s ability to establish its brand and capture additional market share, and the risks associated with negative press or reputational harm; Lucid’s ability to manage expenses; Lucid’s ability to effectively utilize zero emission vehicle credits; the amount of redemption requests made by CCIV’s public shareholders; the ability of CCIV or the combined company to issue equity or equity-linked securities in connection with the proposed transactions or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and the impact of the global COVID-19 pandemic on Lucid, CCIV, the combined company’s projected results of operations, financial performance or other financial metrics, or on any of the foregoing risks; and those factors discussed under the heading “Risk Factors” in the Registration Statement and CCIV’s Annual Report on Form 10-K/A for the year ended December 31, 2020, as well as other documents of CCIV filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Lucid nor CCIV presently know or that Lucid and CCIV currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Lucid’s and CCIV’s expectations, plans or forecasts of future events and views as of the date of this communication. Lucid and CCIV anticipate that subsequent events and developments will cause Lucid’s and CCIV’s assessments to change. However, while Lucid and CCIV may elect to update these forward-looking statements at some point in the future, Lucid and CCIV specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Lucid’s and CCIV’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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Use of Projections

This communication contains projected financial and operating information with respect to the combined company. Such projected financial and operating information constitutes forward-looking information, and is for illustrative purposes only and should not be relied upon as necessarily being indicative of future results. The assumptions and estimates underlying such projected financial and operating information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication, and the inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved. Neither the independent auditors of CCIV nor the independent registered public accounting firm of Lucid has audited, reviewed, compiled, or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication.

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